2nd Quarter 2023 Financial Results & Corporate Update August 7, 2023 Exhibit 99.2

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the availability of results; our expectations with respect to our intellectual property; the impact of the Company’s acquisition of InstaDeep Ltd. and collaboration and licensing agreements with OncoC4, Inc., Duality Biologics (Suzhou) Co. Ltd and others; the development of sustainable vaccine production and supply solutions and the nature and feasibility of these solutions; and BioNTech's estimates of commercial and other revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, net profit, cash, cash equivalents and security investments, shares outstanding and cash outflows and share consideration. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for potential personal injury or death arising from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's and its collaborators’ ability to commercialize and market BioNTech's COVID-19 vaccine and, if approved, its product candidates; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2023 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. This Slide Presentation Includes Forward-Looking Statements 2

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 COVID-19 & Pipeline Update Özlem Türeci, Chief Medical Officer2 2nd Quarter 2023 Highlights Ugur Sahin, Chief Executive Officer1

1 2nd Quarter 2023 Highlights Ugur Sahin, Chief Executive Officer

2023 Strategic Priorities and Achievements in Q2 2023

COVID-19 franchise[1]	Immuno-oncology	Infectious diseases
2023 Strategic Priorities		
Sustain leadership in COVID-19 vaccines Advance next-gen vaccines	Advance platforms for solid tumors Initiate multiple trials with registrational potential	Initiate and accelerate clinical programs for high medical need indications
Q2 Achievements		
Prepare launch activities for variant-adapted vaccine Submitted application to EU and U.S. regulators for variant-adapted COVID-19 vaccine Initiated development & manufacturing of COVID-19 vaccines better matched to currently circulating sublineages for 2023/2024 season	**Two new collaborations**: DualityBio – ADCs – A promising combination backbone to our pipeline; OncoC4 – A differentiated anti CTLA-4 antibody program **Three clinical data updates at ASCO**: BNT211; BNT316/ONC-392 (gotistobart)[2]; BNT323/DB-1303[3] **Phase 3 Trial Start**: BNT316/ONC-392 (gotistobart)[2]	**Trial Start** Tuberculosis[4] BNT164 **Multiple data updates expected in 2H 2023** HSV[5] – BNT163 Malaria – BNT165

1. Partnered with Pfizer; 2. Partnered with OncoC4; 3. Partnered with DualityBio; 4. In collaboration with Bill & Melinda Gates Foundation; 5. Collaboration with University of Pennsylvania.
HSV = Herpes simplex virus; ADC = antibody-drug conjugate; CTLA = cytotoxic T-lymphocyte-associated protein.

5

BIONTECH

Weekly Seasonality of Confirmed Viral Infections England and Wales, 1989 – 20192 SARS-CoV-2 Activity is Expected to Increase Again this Fall/Winter and Become a Seasonal Disease 6 Heatmap of monthly COVID-19-related hospitalizations per million population, Northern hemisphere, Mar 2020 – Dec 20221 Annual seasonal addition to rate per million Influenza A RSV Corona- viruses 75 0 65 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Au st ria Be lg iu m Bu lg ar ia C ro at ia C yp ru s C ze ch ia D en m ar k Es to ni a Fi nl an d Fr an ce G er m an y G re ec e H un ga ry Ire la nd Ita ly La tv ia Li th ua ni a Lu xe m bo ur g M al ta N et he rla nd s Po la nd Po rtu ga l R om an ia Sl ov ak ia Sl ov en ia Sp ai n Sw ed en U K U SA Disease activity has peaked between November and April1 Similar patterns seen for influenza, RSV, and other respiratory viruses2 1 Wiemken et al. Sci Rep. 2023 Mar 8;13(1):3886. doi: 10.1038/s41598-023-31057-1 2 Nichols et al. BMC Infect Dis. 2021 Oct 26;21(1):1101. doi: 10.1186/s12879-021-06785-2 RSV = respiratory syncytial virus; W ee k 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49

Better-Matched Vaccines are Required to Improve Protection Against Severe COVID-19

- XBB sublineages are dominant globally and antigenically distant from prior Omicron strains[1,2]
- Current bivalent vaccines maintain effectiveness[3-11] but show signs of waning, including against severe COVID-19[3,9-11]
- Immunity likely to be further reduced by the fall
- COVID-19 vaccines better matched to currently circulating sublineages could improve protection[3]

Absolute vaccine effectiveness against hospitalization[11]

Immunocompetent adults, VISION Network, Sep 2022 – Apr 2023, U.S. CDC

	Time Since Vaccination	Adjusted VE, % (95% CI)
Age 18–64y‡	Monovalent only, ≥7 days*	17 (7–26)
	Bivalent booster, 7–59 days	61 (44–72)
	Bivalent booster, 60–119 days	25 (1–43)
	Bivalent booster, 120–179 days	16 (-24–43)†



-24%
0%
50%
100%

* Median (IQR) time since last dose: 403 (306-534) days
† These estimates are imprecise and should be interpreted with caution
‡ Individuals received COVID-19 vaccines from Pfizer/BioNTech, Moderna, Janssen or Novavax

	Time Since Vaccination	Adjusted VE, % (95% CI)
Age ≥65y‡	Monovalent only, ≥7 days*	24 (18–29)
	Bivalent booster, 7–59 days	64 (58–68)
	Bivalent booster, 60–119 days	51 (45–57)
	Bivalent booster, 120–179 days	27 (15–37)



0%
50%
100%

* Median (IQR) time since last dose: 362 (245-484) days
‡ Individuals received COVID-19 vaccines from Pfizer/BioNTech, Moderna, Janssen or Novavax

1. World Health Organization. Weekly epidemiological update on COVID-19 – April 2023. Available at: Weekly epidemiological update on COVID-19 – April 2023 (who.int)
2. covSPECTRUM dashboard. Available at: https://cov-spectrum.org/explore/World/AllSamples/Past6M
3. Lin et al. N Engl J Med. 2023 Feb 23;388(8):764-766. DOI: 10.1056/NEJMc2215471
4. Link-Geles et al. MMWR Morb Mortal Wkly Rep 2023;72:119–124. doi: 10.15585/mmwr.mm7205e1
5. Surie et al. MMWR Morb Mortal Wkly Rep 2022;71:1625–1630. DOI: 10.15585/mmwr.mm715151e2
6. Tenforde et al. MMWR Morb Mortal Wkly Rep 2023;71:1637–1646. DOI: 10.15585/mmwr.mm7153a1
7. Fabiani et al. Euro Surveill. 2023 Feb;28(8):2300105. doi: 10.2807/1560-7917.ES.2023.28.8.2300105
8. Tartof et al. Unpublished analysis, under review.
9. Poukka et al. medRxiv 2023. DOI:10.1101/2023.03.02.23286561
10. Link-Gelles R. CDC. Data presentedat the ACIP meeting (April 19, 2023). Available at: ACIP meeting (CDC.gov)
11. Link-Gelles R. MMWR Morb Mortal Wkly Rep 2023;72:579–588. DOI: http://dx.doi.org/10.15585/mmwr.mm7221a3

7

Multi-Technology Innovation Engine

Core principles of our technology strategy

- Multi-technology-driven approach rooted in deep fundamental understanding of biology
- Build novel platforms with the ability to produce multiple product candidates
- Open up new combination opportunities which leverage synergistic modes of action
- Enable and accelerate individualization of treatment
- Leverage AI-powered drug discovery, design and development



Artificial Intelligence, Machine Learning and Computational Medicine
Internal capabilities & InstaDeep
RIBOLYSIN
Precision antibacterials
Phagomed acquisition
INDIVIDUALIZED mRNA CANCER VACCINES
OFF-THE-SHELF mRNA CANCER VACCINES
FixVac
RIBO-LOGICALS[1]
RiboCytokines
RiboMabs
INFECTIOUS DISEASES VACCINES
Prophylactic and therapeutic vaccines
mRNA TECHNOLOGY
CARVac
mRNA vaccine boosted CAR-T-cells
LIPID-FORMULATIONS
INDIVIDUALIZED TCR-THERAPY
MULTI-TARGET TCR
Internal capabilities & Medigene collaboration
IMMUNO-THERAPY TARGET DISCOVERY
mRNA ENCODED HUMABODIES
Crescendo collaboration
NEXT GEN IMMUNO-MODULATORS
Mono and Bispecific Abs
TARGETED CANCER THERAPIES
CELL & GENE THERAPIES
PROTEIN-BASED THERAPIES
SOLID TUMOR CAR-T
Ideal CAR-T-cell targets
INDIVIDUALIZED EX VIVO T-CELL THERAPY
ANTIBODY-DRUG CONJUGATES
Duality collaboration
SMALL MOLECULES
SELECTIVE TLR-7 AGONISM
STING AGONISTS
Ryvu collaboration
Enabling technology
Individualized therapies
Drug class
Program

1 mRNA encoded cancer-targeting antibodies and cytokines.
CAR = chimeric antigen receptor; TLR = Toll-like receptor; TCR = T-cell receptor; Abs = Antibodies; STING = stimulator of interferon genes.

8

BIONTECH

Antibody-Drug Conjugates: A Proven Technology with Untapped Potential

ADCs are composed of three key components
Jabbour E. et al. Nat Rev Clin Oncol. 2021

Each of these three components can vary between different ADCs, which may lead to contrasting pharmacological and clinical properties.



Payload
Antibody
Linker

Growing ADC Pipeline

BNT323/DB-1303[1]	**Phase 1/2** ongoing
BNT324/DB-1311[1]	**Phase 1/2** planned
DB-1305[1]	**Phase 1/2** ongoing

Mode of Action
Coleman N.et al. npj Precis. Onc. 2023



Classical ADC MoA
Bystander killing effect
1. ADC binds to antigen
ADC
ADC
A. Release of drug payload after antigen binding before internalization
Target antigen
2. Internalization of the ADC complex by endocytosis
3. Payload released after linker cleavage
B. Release of drug payload into the intercellular space due to a high drug membrane permeability
4. Cytotoxic effect by payload in the nucleus
Bystander cell

ADCs – A promising combination backbone to our pipeline

1.Partnered with DualityBio
ADC = Antibody-drug conjugate; Ig = Immunoglobuline; MoA = Mode of Action.

9

BIONTECH

2 COVID-19 Vaccine & Pipeline Update Özlem Türeci, Chief Medical Officer

The Current COVID-19 Epidemiologic Landscape is Dominated by XBB Sublineages 11 1. World - covSPECTRUM (cov-spectrum.org) 2. Weekly epidemiological update on COVID-19 - 6 July 2023 (who.int). XBB sublineages remain dominant across all the territories1,2 Dominante XBB sublineages: XBB.1.5, XBB.1.9.2, XBB.1.16 and XBB.2.3 Variant-adapted vaccines should be designed to induce a cross-neutralizing immune response against other circulating variants to improve durability in an ever-shifting epidemiological landscape. Circulating XBB sublineages are antigenically similar and have greater immune escape than prior circulating lineages Ins69HV XBB.1.5 G252V 144del H146Q V83A G213E Q183E D339H L368I R346T N460K R452L F490S G446S V486P V445P XBB.1.6 Ins69HV 16 G252V 144del H146Q V83A G213E Q183E D339H L368I R346T N460K R452L F490S V486P E180V G446S K478R V445P Global 28-day prevalence of variants of interest XBB.1.5 (A) and XBB.1.16 (B), between 12 June to 9 July 2023 A B

Monovalent XBB.1.5 Booster Elicits Highest XBB Sublineage Neutralization Response in Mice

Experimental Design


D0
D21
D105
D134
D160
WT
WT
WT + BA.4/5
WT + BA.4/5 or XBB.1.5

Preclinical Results

XBB.1.5 vaccine

~ 4- to 5-fold increased neutralization when vaccinated with XBB.1.5-adapted monovalent vaccine compared to BA.4/5-adapted bivalent

XBB.1.5-adapted monovalent vaccine elicited **potent neutralization against all tested sublineages**


50% Neutralization Titer
10^6
10^5
10^4
10^3
10^2
10^1
~4-fold increase
~5-fold increase
~5-fold increase
444
733
621
1800
3766
3020
LOD
WT + BA.4/5
XBB.1.5
Vaccine
XBB.1.5
XBB.1.16
XBB.2.3

A Phase 2/3 trial is planned to investigate the safety, tolerability, and immunogenicity of the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine. Safety and immunogenicity data expected by the end of this year.

Pseudovirus neutralization assay; Reference strain, Wuhan-HU-1.
LOD = Limit of detection; the lowest serum dilution of 1:20. N = 10 mice per vaccine group.

12

BIONTECH

Oncology Pipeline: Achievements in Q2 2023

Drug Class	Phase 1	Phase 1/2	Phase 2	Phase 2	Phase 3
mRNA	**BNT116** Metastatic NSCLC **BNT122 (Autogene cevumeran)**[2] Multiple solid tumors **BNT122 (Autogene cevumeran)**[1, 2] Adj. PDAC **BNT152 + BNT153** (IL-7, IL-2) Multiple solid tumors **BNT131 (SAR441000)**[7] Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)	**BNT112**[3] Prostate cancer **BNT142** (CLDN6) Multiple solid tumors **BNT151** (IL-2 variant) Multiple solid tumors	**BNT111**[3] aPD(L)1-R/R melanoma, + cemiplimab **BNT113** 1L rec./met. HPV16+ PDL1+ head and neck cancer, + Pembrolizumab **BNT116**[3] 1L NSCLC NEW	**Autogene cevumeran (BNT122)**[2] 1L Adv. melanoma, + Pembrolizumab **Autogene cevumeran (BNT122)**[2] Adj. CRC **Autogene cevumeran (BNT122)**[2] Adj. PDAC PLANNED	
Cell therapy	**BNT221** Refractory metastatic melanoma	**BNT211** (CLDN6) Multiple solid tumors			
Protein-based therapeutics	**BNT321** (sLea) Pancreatic cancer **BNT322/GEN1056**[4] Multiple solid tumors	**BNT311/GEN1046**[4] (PD-L1x4-1BB) Multiple solid tumors **BNT312/GEN1042**[4,*] (CD40x4-1BB) Multiple solid tumors **BNT313/GEN1053**[4] (CD27) Multiple solid tumors **BNT316/ONC-392 (gotistobart)**[5] (CTLA-4) Multiple solid tumors **BNT323/DB-1303**[6] (HER2) Multiple solid tumors **BNT324/DB-1311**[6] Advanced solid tumors PLANNED **DB-1305**[6] Multiple solid tumors NEW	**BNT311/GEN1046**[4] (PD-L1x4-1BB) aPD(L)1-R/R NSCLC, + Pembrolizumab	**BNT316/ONC-392 (gotistobart)**[5], (CTLA-4) Plat.-R ovarian cancer, + Pembrolizumab	**BNT316/ONC-392 (gotistobart)**[5] (CTLA-4) aPD(L)1-R/R NSCLC NEW
SMIM		**BNT411** (TLR7) Multiple solid tumors			

Data announced in Q2 (boxed: BNT316/ONC-392 (gotistobart) Phase 1/2; BNT323/DB-1303 Phase 1/2)

1. Investigator-initiated / Investigator-initiated and sponsored trial; 2. Partnered with Genentech, member of Roche Group; 3. Partnered with Regeneron; 4. Partnered with Genmab; 5. Partnered with OncoC4; 6. Partnered with DualityBio; 7. Partnered with Sanofi, study status active; recruitment stopped; program discontinued; NSCLC = Non-small cell lung cancer; HPV = Human papillomavirus; CLDN = Claudin; IL = Interleukin; 1L = first line; TLR = Toll-like receptor; R/R = Relapsed/Refractory; Plat.-R. = Platinum-resistant; ADC = Antibody-drug conjugate; SMIM = small molecule immunomodulator; *2 Phase 1/2 clinical trials in patients with solid tumors are ongoing in combination with ICI +/- chemotherapy

MoA Designed to Allow Higher Dosing and Longer Treatment Duration with BNT316/ONC-392 (gotistobart)1 14 Mode of Action Liu Y. et al. Abstract # 231, SITC 2021. 1. Partnered with OncoC4. TRAE = Treatment related adverse event; DLT = Dose-limiting toxicity; MTD = Maximum tolerated dose; RP2D = Recommended phase 2 dose; NSCLC = Non-small cell lung cancer; HCC = hepatocellular carcinoma; TNBC = triple-negative breast cancer; irAE = immune-related adverse event; IO = immuno-oncologic. • BNT316/ONC-392 (gotistobart) dosed as monotherapy and in combination with pembrolizumab were well tolerated • TRAE were manageable, no DLTs, MTD not reached • Monotherapy RP2D: 10 mg/kg, Combination RP2D: 6 mg/kg • Preliminary data demonstrated lower irAE rate than observed for comparable IO or IO-IO combinations • Safety profile of BNT316/ONC-392 (gotistobart) allows for higher dosing and longer duration of treatment in monotherapy and in combination with pembrolizumab BNT316/ONC-392 (3 or 6 mg/kg) in combination with pembrolizumab Hu-Lieskovan et al. Poster #594. Presented at SITC 2022 Monotherapy (10 mg/kg) in platinum- resistant ovarian cancer patients Hays J et al. Poster #564. Presented at SITC 2022 % C ha ng e fro m B as el in e in T ar ge t L es io ns 30% 20% 10% 0% -10% -20% -30% -40% -50% -60% -70% * SDSD SDSDSDPD PD PD P D P D S D S D S D P D P D P D P D P D P D P D P D P D PR CRPRPRPRPR 60% 50% 40% -80% 138% Best Overall Response Best Overall Response 30% 20% 10% 0% -10% -20% -30% -40% -50% -60% -70% -80% % C ha ng e fro m B as el in e in T ar ge t Le si on s PD Autoimmunity Endosome pH<6.0 Recycling endosome Recycling FcR ADCC/ADCP Anti-tumor immunity C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 C TL A- 4 Safety data and study conclusions

Initiated Phase 3 trial (PRESERVE-003) evaluating BNT316/ONC-392 (gotistobart) as monotherapy in patients with metastatic, ICI-resistant NSCLC PRESERVE-001: Phase 1/2a multicenter, non-randomized, open-label, multiple-dose, FIH study (NCT04140526) He K. et al. presented at ASCO 2023, Abstract #9024. ASCO 2023: Results Support Initiation of a Pivotal Phase 3 Study Evaluating BNT316/ONC-392 (gotistobart)1 in ICI-resistant NSCLC 15 Target Lesion Best Overall Response (N=27 Evaluable) Dosing 10 mg/kg x 2, then 6 mg/kg, q3w (2 pts.: 10 mg/kg x 4, q3w) Target Lesion Percentage Change Over Time (N=27 Evaluable) Dosing; 10 mg/kg x 2, then 6 mg/kg, q3w (2 pts.: 10 mg/kg x 4, q3w) Days from C1D1 -100 -50 0 50 100 0 100 200 300 400 Pe rc en ta ge c ha ng e of T ar ge t Le si on s fro m b as el in e Anti-tumor activity observed in ICI-resistant NSCLC patients (n=27) -100 -50 0 50 100 SD SD SD SD C R PR PR PD PD SD PR PD PD SD PD SD PD PR SD SD SD SD PR PD PRPR PD Subject Pe rc en ta ge C ha ng e of T ar ge t Le si on s Fr om B as el in e Manageable adverse eventsORR: 29.6% (22.2% confirmed & 7.4% unconfirmed) DCR: 70.4% Phase 3 trial in NSCLC ongoing 1.Partnered with OncoC4. ICI = Immune checkpoint inhibitor; NSCLC = non-small cell lung cancer; FIH = first in human; IO = immuno-oncology; ORR = objective response rate; DCR = disease control rate; pts = patients; q3w = 3-week schedule; C1D1 = Cycle 1 Day 1.

16 Lin S. et al. Abstract #252. Presented at EORTC-NCI-AACR in 2022. 1. Partnered with DualityBio. ADC = Antibody-drug conjugate; HER = human epidermal growth factor receptor; cmax = maximum concentration; DAR = Drug antibody ratio. Superior in vitro plasma stability in human plasma Sustained tumor-selective drug release in tumor-bearing mice Efficient bystander killing in tumor cell lines Rapid systemic clearance in monkeys BNT323/DB-1303 DS-8201* C ha ng e of D AR fr om b as el in e 120 100 80 60 40 20 0 48 96 144 192 240 288 336 384 Incubation time (hr) C el l n um be r 1x106 8x105 6x105 4x105 2x105 0 Ve hi cl e BN T3 23 / D B- 13 03 0. 3µ g/ m l T- D M 1* * 0. 3µ g/ m l T- D M 1* * 0. 1µ g/ m l BN T3 23 / D B- 13 03 0. 1µ g/ m l HER2 - HER2 + Pa yl oa d (n g/ m l) 0 7 14 21 14 28 42352170 Free payload of DS-8201* Free payload of BNT323/DB-1303 C on ce nt ra tio n (n g/ m l) 0 150100 Time (hr) 50 BNT323/DB-1303 released payload in serum and tumor Payload Cmax in tumor=22.3 ng/ml Payload Cmax in serum=0.48 ng/ml 1 BNT323/DB-13031 pharmacokinetic and -dynamic properties may contribute to an increased therapeutic window *DS-8201 is an in-house produced analog of DS-8201, Trastuzumab deruxtecan. **Trastuzumab-Emtansin. Payload-Serum Payload-Tumor 3rd-generation ADCs with improved safety and efficacy may bring added survival benefit to cancer patients

ASCO 2023: First Clinical Data for BNT323/DB-1303[1] Demonstrated Anti-Tumor Activity in Heavily Pretreated HER2-Expressing Patients

Phase 1/2a multicenter, non-randomized, open-label, multiple-dose, FIH study (NCT05150691)

Moore K. et al. Presented at ASCO 2023. Abstract #3023.

Anti-tumor activity in heavily pretreated HER2-expressing patients

	ORR, %	DCR, %
All patients (n=52)	44.2	88.5
HER2+ breast cancer (n=26)	50	96.2
HER2 low breast cancer (n=13)	38.5	84.6

BNT323/DB-1303 was well-tolerated and all adverse events were manageable

Response over time in heavily pretreated HER-2 expressing patients treated with different dose levels and HER2 IHC status:


Subject name or identifier
0
50
100
150
Duration of treatment (days)
HER2 IHC Status
+1
+2
+3
Response
PD
PR
SD
Dose Level
2.2 mg/kg
4.4 mg/kg
6 mg/kg
7 mg/kg
8 mg/kg
10 mg/kg
Continue treatment

Expansion is ongoing in selected tumor patients treated at the RP2D

1. Partnered with DualityBio.
HER2 = human epidermal growth factor receptor 2; ORR = objective response rate; DCR = disease control rate; FIH = first in human; ADC = antibody drug conjugate; IHC = immune histo chemistry test; PD = progressive disease; PR = partial response; SD = stable disease; DLT = dose limiting toxicities; RP2D = recommended phase 2 dose.

17

BIONTECH

Potent 2nd-generation CAR T cells with high sensitivity and specificity Reinhard K, et al. Science 2020; 367:446–453 BNT211: A CLDN6 CAR T-cell Therapy + CLDN6-Encoding CARVac That Enhances Expansion and Persistence of the Infused CAR T Cells 18 ACT = adoptive cell transfer; APC = antigen-presenting cell; CAR = chimeric antigen receptor; CARVac = CAR T cell-amplifying RNA vaccine; CLDN6 = claudin 6. αCLDN6 scFv CD8 hinge 4-1BB CD3ζ Ly si s [% ] C LD N 3 C LD N 4 C LD N 6 C LD N 9 80 60 40 20 0 LiposomesFull-length CLDN6 RNA CARVac IV Combined with CARVac (CAR-T cell amplifying RNA vaccine) to target APCs Reinhard K, et al. Science 2020; 367:446–453 Kranz LM, et al. Nature 2016; 534:396–401 CLDN6 CAR-T GFP T cells 0 500 1,000 1,500 -10 5 0 5 10 15 20 25 Tu m or v ol um e [m m 3 ] Days after ACT ±

ASCO 2023: BNT211 – A Potential First-in-Class Approach for CLDN6+ Solid Tumors CLDN6 = Claudin 6; CAR = chimeric antigen receptor; scvf = single-chain variable fragment; CD = cluster of differentiation; ORR = objective response rate; pts = patients; DL = dose level; DLT = dose limiting toxicities; RP2D = recommended phase 2 dose; PRIME = Priority Medicines. Safety and efficacy: Aim of the current analysis: Determine the safety and preliminary efficacy of the BNT211 product, manufactured using an automated manufacturing process (A). Clinical activity (n=17) ORR all pts: 41% ORR DL2: 75% BNT211 in multiple solid tumors Mackensen A et al. presented at ASCO 2023. Abstract #2518. Best response after CLDN6 CAR-T (A) ± CLDN6 CARVac administration C ha ng e in ta rg et s um [% ] -100 -50 0 50 PD PD PD PD SD NR PD SD SD SD PR PR PR PR PR sCR Tm PR Testicular Ovarian Others <DL2 DL2 CLDN6 CAR-T (A) cells ± CLDN6 CARVac has a moderate safety profile. Encouraging signs of activity, with dose-dependent expansion of CAR-T cells translating into ORR of 41% with 7 responders in 17 evaluable patients Follow-up on treated patients and further recruitment to DL2 and DL3 is ongoing and additional data readouts expected in 2H 2023 After determination of RP2D, a pivotal trial in germ cell tumors is planned to be initiated (PRIME designation) in 2024 19

3 Financial Results Jens Holstein, Chief Financial Officer

YTD 2023 Key Financial Figures[1]

Total revenues[2]

€ **1.4** bn

Operating result

€ **91** mn

Diluted EPS

€ **1.28**

Total cash plus security investments[3]

€ **16.8** bn

1. Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice.
2. BioNTech's profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022 as well as the Quarterly Report as of and for the three and six months ended June 30, 2023, filed as an exhibit to BioNTech's Current Report on Form 6-K filed on August 7, 2023.
3. Consists of cash and cash equivalents of €14,166.6 million and security investments of €2,667.0 million, as of June 30, 2023. Cash outflows and share considerations in connection with the acquisition of InstaDeep as of July 31, approximately €450 million are invested not including potential future milestones. The payment settling our gross profit share for the first quarter of 2023 (as defined by the contract) in the amount of €1,059 million was received from our collaboration partner subsequent to the end of the reporting period as of July 17, 2023. In addition, until early August 2023, €438 million were received in connection with the amended COVID-19 Vaccine Purchase Agreement with the European Commission.

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Q2 and YTD 2023 Financial Results: Profit or Loss 22 1. Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as the Quarterly Report as of and for the three and nine months ended June 30, 2023, filed as an exhibit to BioNTech’s Current Report on Form 6-K filed on August 7, 2023. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. (in millions €, except per share data)1 Three months ended June 30, Six months ended June 30, 2023 2022 2023 2022 Commercial revenues2 166.4 3,166.3 1,442.9 9,528.5 Research & development revenues 1.3 30.2 1.8 42.6 Total revenues 167.7 3,196.5 1,444.7 9,571.1 Cost of sales (162.9) (764.6) (258.9) (2,058.7) Research and development expenses (373.4) (399.6) (707.4) (685.4) Sales and marketing expenses (18.1) (17.8) (30.3) (32.1) General and administrative expenses (122.7) (130.0) (242.1) (220.8) Other operating income less expenses (53.9) 325.1 (114.9) 388.2 Operating income / (loss) (563.3) 2,209.6 91.1 6,962.3 Finance income less expenses 151.1 109.7 204.4 375.1 Income taxes 221.8 (647.3) 16.3 (1,966.6) Profit / (loss) for the period (190.4) 1,672.0 311.8 5,370.8 Earnings per share Basic profit / (loss) for the period per share (0.79) 6.86 1.29 22.00 Diluted profit / (loss) for the period per share (0.79) 6.45 1.28 20.69

2023 Financial Year Guidance Updated1 23 2. Numbers include effects identified from additional in-licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and will be updated as needed. COVID-19 vaccine revenues for FY 2023 Estimated BioNTech COVID-19 vaccine revenues ~ €5 bn ~ €5 bn Planned FY 2023 expenses and capex R&D expenses2 €2,400 – 2,600 m €2,000 – 2,200 m SG&A expenses €650 – 750 m €600 – 700 m Capital expenditure for operating activities3 €500 – 600 m €350 – 450 m Estimated FY 2023 tax assumptions BioNTech Group estimated annual cash effective income tax rate4 ~ 27% ~ 21% 3. Numbers exclude potential effects caused by or driven from in-licensing arrangements, collaborations or M&A transactions. 1. Numbers reflect current base case projections and are calculated based on constant currency rates. Updated Guidance 4. Numbers exclude potential effects caused by or driven from share-based payment settlements in the course of 2023.

4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

Readiness to Supply Omicron XBB.1.5-adapted Monovalent COVID-19 Vaccine Booster 25 Completed key regulatory submissions Vaccine distribution can begin immediately upon regulatory approval Positioned to maintain leadership in major markets Submissions: USA, EU, Australia, Canada, Japan, New Zealand, South Korea, Switzerland Plan to launch in > 40 countries worldwide Expected launch: September 2023 Major contract serving the EU market Leveraging partner commercial launch experience in the U.S.

InstaDeep will Accelerate and Enhance BioNTech's AI Vision

BIONTECH & InstaDeep™

Collaboration across the entire value chain

R&D	Supply Chain
Diagnostics	Sales Marketing
Manufacturing	Logistics IT
HEOR Market Access	Operations

Immediate access to world-class AI technology

Broaden our access to world-class existing InstaDeep capabilities

Fuel our AI research engine

Access to AI research talent already working for industry leaders such as Google and collaborating with multiple world-leading academic institutions

Acquire and grow AI talent base

Acquisition adds >290 engineers and tech professionals
Leverage InstaDeep's access to top AI / ML talent world-wide

Supercharge BioNTech R&D capabilities

Combine InstaDeep's AI and BioNTech's research & development expertise to develop novel therapeutics & vaccine product candidates more quickly

Quickly test AI expansion potential to other functions

Build on trusted relationship established with InstaDeep over the last 3 years and on their **proven ability to learn quickly and efficiently** to test their abilities in pilot projects across functions

AI = Artificial Intelligence; ML = Machine Learning; HEOR = Health Economics & Outcomes Research.

26 BIONTECH

InstaDeep will Operate as an Independent Subsidiary of BioNTech

InstaDeep:
BioNTech's AI / ML Company

1 AI-Enabled Drug Discovery Pipeline	2 Cost Efficiencies	3 Third Party Business
Plan to apply AI / ML technologies across BioNTech therapeutic and vaccine platforms — Investing in AI-enabled automated lab infrastructure and workflows to create high throughput drug discovery engine	Potential for cost efficiency benefits in the years ahead by internalizing our largest AI technology provider — However, overall BioNTech investments in AI & ML technologies to increase in the years ahead	AI / ML Technology solutions and services to external clients in diverse range of industries

Goal to build the leading AI-enabled personalized mRNA immunotherapy platform

AI = Artificial Intelligence; ML = Machine Learning.

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Selected Pipeline Milestones Expected in 2023 and Beyond

Modality	Indication	Program	Select Milestones	Anticipated Timing	
mRNA vaccines for infectious disease	COVID-19 – influenza Combination[1,2]	BNT162b2 + BNT161	Trial update	**2023**	
	Malaria	BNT165	Phase 1 data update	**2H 2023**	
	HSV[3]	BNT163	Phase 1 data update	**2H 2023**	
	Shingles[1]	BNT167	Trial update	**2024**	
	Tuberculosis[4]	BNT164	Phase 1 FPD	**2023**	✓
iNeST individualized mRNA vaccines	1L Melanoma	BNT122/Autogene Cevumeran	Phase 2 data update	**2023**	
	Adjuvant CRC[5]	BNT122/Autogene Cevumeran	Phase 2 data update	-	
	Adjuvant PDAC[5]	BNT122/Autogene Cevumeran	Phase 2 FPD	**2H 2023**	
FixVac	1L NSCLC[6]	BNT116	Phase 2 FPD	**2H 2023**	✓
Protein-based therapeutics	Multiple solid tumors[7]	BNT311/GEN-1046	Expansion cohort data update	**2023**	
	Multiple solid tumors[7]	BNT312/GEN-1042	Expansion cohort data update	**2023**	
	aPD(L)1-R/R NSCLC[8]	BNT316/ONC-392 (gotistobart)	Phase 3 FPD	**2023**	✓
	Multiple solid tumors[9]	BNT323/DB-1311	Phase 1/2 data update	**2H 2023**	
	Multiple solid tumors[9]	BNT324/DB-1303	Phase 1/2 FPD	**2H 2023**	
Cell therapies	CLDN6+ solid tumors	BNT211	Phase 1 data update	**2H 2023**	
	2L+ testicular cancer	BNT211	Phase 2 FPD	**2024**	

1. Partnered with Pfizer; 2. Collaboration with Pfizer and subject to reaching agreement with our partners; 3. Partnered with University of Pennsylvania; 4. Collaboration with Bill & Melinda Gates Foundation; 5. Partnered with Genentech, a member of Roche Group; 6. Partnered with Regeneron; 7. Collaboration with Genmab; 8. Collaboration with OncoC4; 9. Partnered with Duality Bio.

FPD = First Patient Dosed, CRC = Colorectal cancer, PDAC = Pancreatic ductal adenocarcinoma, HSV = Herpes simplex virus, NSCLC = Non-small cell lung cancer, CLDN6 = Claudin 6, 1L = first line, 2L = second line.

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1 Launch Omicron XBB.1.5-adapted monovalent COVID-19 vaccine globally 2 Initiate multiple potentially registrational oncology clinical trials 3 Expand our infectious disease pipeline with data updates expected this year 4 Scale up activity in highly strategic growth areas like AI / ML enabled drug discovery 5 Expand innovation ecosystem and in-license complimentary assets 29 AI = Artificial Intelligence; ML = Machine Learning. Second Half 2023 Strategic Outlook

Innovation Series Day November 7, 2023 SAVE THE DATE

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